AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

                              ON JANUARY 22, 1999



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR


[ ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended...

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number ________________________________________


TITAN TRADING ANALYTICS INC.
-------------------------------------------------------------------
     (Exact name of Registrant as specified in its charter)

INAPPLICABLE
-------------------------------------------------------------------
     (Translation of Registrant's name into English)

PROVINCE OF BRITISH COLUMBIA, CANADA
-------------------------------------------------------------------
     (Jurisdiction of incorporation or organization)

201 SELBY STREET, NANAIMO, BRITISH COLUMBIA, CANADA V9R 2R2
-------------------------------------------------------------------
     (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                              Name of each exchange
         Title of each class                  on which registered
         -------------------                  ---------------------
           	   NONE




Securities registered or to be registered pursuant to Section 12(g) of the Act.

COMMON SHARES WITHOUT PAR VALUE
-------------------------------------------------------------------
                                (Title of Class)

-------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d)of the Act.

NONE
-------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report.


COMMON SHARES WITHOUT PAR VALUE:  8,857,001 as of December 31, 1998
-------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     No X
   ---    ---

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 X     Item 18
       ---           ---

Except as otherwise noted, all dollar amounts are presented in Canadian dollars.


Exchange Rates: As at December 31, 1998, the median bidding exchange rate of Canadian dollars into United States dollars was $1.5375 Canadian to $1.00 United States.

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                                TABLE OF CONTENTS
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Part I                                                     Page No
------                                                     -------
Item 1.    Description of Business................         1 - 13
           Introduction...........................         1
           General Development of Business........         1
           Employees..............................         1 -  2
           1998-99 Fiscal Period Operational Plan.         2
           Principal Products and Services........         3 -  4
           Principal Markets and Methods of
           Distribution...........................         4 -  5
           Competition and Competitive Strategy...         5
           Intellectual Property Rights...........         5 -  6
           Trading and Testing Activities.........         6
           Breakdown of Total Sales and Costs To
           Date...................................         7
           Status of New Products or Services.....         7 -  8
           Research and Development Policy........         8
           Distinctive and Special Characteristics
           of Operation...........................         8 - 13


Item 2.    Description of Property................        13

Item 3.    Legal Proceedings......................        13

Item 4.    Control of Registrant..................        13 - 14

Item 5.    Nature of Trading Market...............        14

Item 6.    Exchange Controls and Other Limitations
           Affecting Securities Holders...........        15

Item 7.    Taxation...............................        16 - 17
           Dividends..............................        16
           Capital Gains..........................        17
           Deemed Distributions on Death..........        17

Item 8.    Selected Financial Data................        17 - 19
           Summary of Financial Data..............        18
           Exchange Rates.........................        18 - 19

Item 9.    Management's Discussion and Analysis of
           Financial Condition and Results of
           Operations.............................        19 - 26
           Overview...............................        19 - 20
           Results of Operations..................        20 - 25
           Liquidity and Capital Resources........        25 - 26

Item 10.   Directors and Officers of Registrant...        26 - 28

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                                TABLE OF CONTENTS
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Page No.
--------

Item 11.   Compensation of Directors and Officers.       28

Item 12.   Options to Purchase Securities from
           Registrant or Subsidiaries.............       29

Item 13.   Interest of Management in Certain
           Transactions...........................       29 - 31
           Material Transactions..................       29 - 31
           Indebtedness of Directors and Officers.       31

Part II
-------

Item 14.   Description of Securities to be
           Registered.............................       31 - 32


Part III

Item 15.   Defaults Upon Senior Securities........       33

Item 16.   Changes in Securities and Changes in
           Security for Registered Securities.....       33

Part IV

Item 17.   Financial Statements...................       33

Item 18.   Financial Statements...................       33

Item 19.   Financial Statements and Exhibits......       33 - 34
           (a)      Financial Statements..........
           (b)      Exhibits......................

                                     PART I

Item 1.  Description of Business

INTRODUCTION

Titan Trading Analytics Inc. ("Registrant") is a financial trading and software development company that commenced operations in May 1994 and is nearing the final stages of a multi-year software research and development program. Registrant uses the software it develops in its own trading activities and for providing training services and seminars, in addition to offering them for sale or license to customers. In this regard, the Registrant has developed a series of software programs, including: (1) a financial trading simulator called VirtualTrader ("VT"); (2)a series of real-time proprietary pattern recognition trading indicators and stock index trading systems for trading the S&P 500 Stock Index, the OEX 100 Stock Index, the Dow Jones Industrial Index and the NYSE Composite Index called the TITAN Stock Index Trader series ("SIT"); and (3)a portfolio of currency trading software programs for trading the Japanese Yen, the Swiss Franc, the British Pound and the German Mark called the TITAN World Currency Trader series ("WCT").


GENERAL DEVELOPMENT OF BUSINESS

Registrant was incorporated by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia, Canada on November 30, 1993 under the name "KBK No. 24 Ventures Ltd." Registrant changed its name to "Titan Trading Analytics Inc.," by filing of an amendment to its Articles on November 14, 1994. Registrant's principal business office is at 201 Selby Street, Nanaimo, British Columbia, and its registered and records office is located at 30 Front Street, Nanaimo, British Columbia.

Up to the period ended October 31, 1998, Registrant raised a total of $2,808,962 in share capital through the sale of its Common
Shares, and has invested approximately $1,347,469 in the development of its business.

On November 23, 1994, Registrant incorporated Titan Trading Corp. ("TTC") under the Company Act of the Province of British Columbia, Canada, as its wholly owned subsidiary. TTC has no income, expenses, assets or liabilities. It was set-up with a capital contribution of $100, specifically and exclusively for the purpose of acting as agent for Registrant in executing Registrant's in-house stock and other trading activities.

EMPLOYEES

The following is a brief description of the Registrant's employees:

John Austin, was Titan's Manager of Marketing and Sales from
November 1995 to November 17, 1998, but was recently appointed to the position of Manager of Trading Operations. Since graduating in Business Administration from Utah State

University in 1972, Mr. Austin has held a number of marketing, service and sales management positions, including marketing manager for TNT between 1987 and 1991, where he was also involved in the research and development of trading systems.
Between 1992 and 1994 he was engaged in the establishment, development and sale of several private businesses. Mr. Austin is a full-time employee of Registrant.

Greg Kennedy joined Registrant as a full-time Manager of Marketing and Sales on November 17, 1998. Mr. Kennedy graduated from the University of Alberta in 1989 with a business degree in Marketing and Statistics. He gained stock trading experience during 8 years in the investment business as a registered securities representative for McDermid St.Lawrence Securities Ltd. Mr. Kennedy is a full-time employee of Registrant.

Joe Shatzko joined Registrant as a full time stock trader effective January 4, 1999. Mr Shatzko graduated with a Bachelor of Arts degree from the University of British Columbia in 1989, and obtained his Juris Doctor from California Western University Law School in San Diego in 1994. He was called to the California Bar in November 1994 and practiced law for one year in California before entering the securities business as a securities broker in 1997 with McDermid St. Lawrence Securities Ltd. in British Columbia, Canada. Joe Shatzko is director Paul Shatzko's son and brother of director Robert Shatzko. Mr. Shatzko is a full-time employee of Registrant.

For information regarding Registrant's officers and directors see
Item 10.

1998-99 FISCAL PERIOD OPERATIONAL PLAN

Registrant believes that the expanded discount brokerage business in North America and the recent high growth of online internet trading provides a growing marketplace in which to market and commercialize its VT software and related training seminars.

In general, Registrant plans to demonstrate the performance of its products and services by using them in actual trading for its own account. This will not only generate income directly from trading, it will help promote software and seminar sales. In November of 1998, Registrant signed a letter of intent for a planned joint venture with an established brokerage operation on the West Coast of Canada, Wolverton Securities Ltd.("Wolverton"), one of the oldest securities firms in Canada having established its operation in 1910.

Over the next year and a half, Registrant expects to spend approximately $200,000 of its capital on continuing research and development of its software products to enhance trading activities and stay current in the market. In this on-going process, Registrant further expects to spend an additional $25,000 on computer equipment and systems. Moreover, Registrant expects to hire 4 - 8 additional traders for its own activities and as part of its planned joint venture with Wolverton.

Registrant does not at this time anticipate any other material changes to employees, plant and equipment or other business items over the next 18 months of operation.

PRINCIPAL PRODUCTS AND SERVICES

Originally, Registrant planned to develop and offer a North
American pager based financial trading subscription service. This plan was abandoned in late 1997 based on an assessment of new competition from internet based financial subscription services.

During 1997 and 1998, Registrant developed and tested its VirtualTrader software - an advanced training simulator for traders that allows users to replay market data on a computer, bar by bar, in any time frame, simulating a real time computer based financial market data feed. This makes it possible for stock bond, currency and commodity traders to easily test simple and complex trading methods and money management strategies, without requiring any software programming of mechanical trading rules, technical methods or systems, and without risking any trading capital.

The VT program lets traders enter simulated trades on price charts, enter market orders, stop loss orders, trade exit orders and track trading performance, in a manner very similar to actual trading. Registrant's management likens its VT trading software to a flight training simulator for pilots, except VT is a training simulator for traders. Traders can conveniently test trading strategies, technical trading methods and different trading indicators, at a lower cost, with more convenience, and with greater ease than conventional methods of computerized back-testing.

In addition, Registrant uses VT software in the development of its own trading systems and for in-house and joint venture training. Applications of the VT software have been completed for various futures trading applications, including currencies and stock futures. More recently, the Registrant has used the VT software to develop a technical analysis based approach to day-trading high volume NASDAQ, AMEX and NYSE stocks. The Registrant's own in-house application of the VT software along with a previously developed stock index trading methodology known as the "neural tape reader", have been combined to form an integrated method of day-trading stocks that is now being used by the Registrant in its own trading operations. This combination also forms the basis for Registrant's plans to develop joint venture trading operations and offer training seminars to stock day-traders in North America.

The trading methods, indicators and software developed by Registrant in this manner, allow it (or its licensees) to efficiently trade certain Stock Indexes and Currencies online, real-time, intra-day and end-of-day. These developments center around the application of Artificial Intelligence ("AI") to stock index and currency trading, using neural networks and expert systems. Neural networks are an AI based mathematical pattern recognition technique that allows software to mimic the information processing functions of humans by being able to "learn" to recognize complex patterns through trial and error without being programmed with specific, preconceived rules. AI based software trading systems can be taught complex relationships between sets of variables and use them to find market correlations and relationships that humans cannot easily see on their own.

All Registrant's software products, including those under development, are designed to plug into and run under TradeStation or SuperCharts, two of the industry's leading Windows-based technical analysis and charting programs, developed and marketed worldwide since late 1991 by Omega Research Inc. of Miami, Florida, USA ("Omega"). TradeStation was the world's first real-time Windows based charting program for analyzing stocks, stock index futures, bonds, mutual funds, commodities and other securities. SuperCharts is a related program for off-line technical market analysis.

Both TradeStation and SuperCharts are widely used software programs that allow users to develop, test and automate technical analysis of the financial markets, and to run developed trading systems and various standard and custom financial trading indicators in real-time. The Registrant's software products have been designed to be loaded into and to operate within the TradeStation and SuperCharts software platforms and to take advantage of the automation and charting features built into those products and their user-friendly Windows operating system environment. This allows the Registrant to implement and market its VT simulator software and related indicators and trading systems within the established Omega Research software programs.

Specifically, VT allows TradeStation software users to test methods without having to acquire any programming knowledge of Omega's Easy Language software language. The VT software also allows traders to gain technical trading knowledge and experience, be formally trained, and provides the use of conventional and custom technical analysis techniques in a fully simulated real-time trading environment.

PRINCIPAL MARKETS AND METHODS OF DISTRIBUTION

The Registrant's initial target market for its VirtualTrader software and related training services is comprised of an estimated 40,000 to 50,000 existing PC users of the Windows-based SuperCharts and TradeStation technical charting and financial analysis software operating platforms. The Microsoft Windows operating system now dominates the PC based software market worldwide. Although there is a large number of financial software programs now available to computerized investors and traders, users are increasingly standardizing on Windows and a few proven Windows based technical analysis and financial charting program platforms, such as SuperCharts, TradeStation, and MetaStock for Windows(tm).

A broader market for VT training services is the existing and growing market for online internet stock traders. Those online stock traders who are not currently users of Omega charting program platforms would have to invest US$395 (for SuperCharts) or US$2,395 (for TradeStation) to acquire them.

Omega, the manufacturer of SuperCharts and TradeStation software offers marketing and other support for third-party product development through the Omega Solution Provider Program (the "Program"). There are approximately 150 software development and service firms registered and active under this Program of which Registrant is one. Products and services under this Program are typically marketed by a combination of direct mail programs and advertising in leading financial magazines. Omega presently delivers the Program's Solution

Provider advertisements by direct mail to its database of customers on a quarterly basis in the form of the Omega Research magazine. This provides a central advertising medium for TradeStation and SuperCharts solution providers, and also allows users of the software to become familiar with various new products and services offered by Omega and Solution Providers.

More generally, Registrant plans to market to the online trader market through: (1) an established internet web site presence, (2) Omega's Solution Provider Program, (3) direct advertising in trade periodicals, (4) direct seminars and mail campaigns, and (5) in-house direct sales. In addition, Registrant plans to establish wider channels of distribution with the support of distributors and agents, and through a combination of its own internet web site and third-party internet banner advertising.

The Registrant has installed a computerized sales lead tracking and database management system capable of supporting telephone sales and service support functions which it intends to utilize to manage customer service direct mail campaigns, and marketing and investor relations administration.

COMPETITION AND COMPETITIVE STRATEGY

The worldwide financial software and information services marketplace is both crowded and intensely competitive, with strong growth being reported in the online internet trading segment of the marketplace. The emergence of huge volume discount brokerage services and online internet trading with firms such as E-Trade and Datek internet has changed the business model for stock traders dramatically.

Registrant plans to compete based on the growing demand for online trading by offering training services to private, institutional and professional traders in the niche application offered by the VirtualTrader software. These training services were first offered in October 1998 following Registrant's own actual stock day-trading test program in September 1998.

The marketplace for stock index trading software, day trading software and related training services is also crowded and intensely competitive. There is a wide variety of products providing direct competition to the Registrant's software, and a constant threat of new entrants into the market in all areas of the financial software marketplace.

INTELLECTUAL PROPERTY RIGHTS

The Registrant's ability to compete effectively depends in part on its ability to protect its core software technology. The Registrant relies for such protection on a combination of: (1) trade secrets; (2) technical complexity; (3) common law copyright and trademark protection; (4) non-disclosure agreements; (5) password protection; (6)software encryption schemes; and (7) the physical security of its source code.

Despite these measures and precautions, it may be possible for unauthorized third parties to copy the Registrant's products or obtain and use its core software. The Registrant has not to date attempted to obtain copyright registration for any of its software products, though it may do so in the future. There can be no assurance, however, that such registration will be granted if applied for. Moreover, certain aspects of the Registrant's software products are not subject to intellectual property protection in law, and to the extent such protection is available, its extent may differ from one jurisdiction to another.

An application is in process in the United States for registration of a VirtualTrader trademark. It should be noted, however, that the initial response by the examiner of the application was to reject the trademark as being merely descriptive. Nevertheless, Registrant is currently proceeding with its application for registration, but there can be no assurance the VirtualTrader trademark will be allowed for registration in the US.

TRADING AND TESTING ACTIVITIES

Trading systems for stock indexes and currencies were installed in April 1998, and a trading program has been carried out since that time to prove the efficiency of Registrant's software technologies under development.

In September 1998 the Registrant commenced testing online stock day-trading activities over the internet as part of its planned VirtualTrader training and trader development services program. This trading has involved the use of in-house day-trader software to trade high volume NASDAQ, AMEX and NYSE stocks in short-term intra-day trading, based on methods developed and practiced in the VT trading simulator. Such trading is considered high risk due to market volatility, trade slippage problems, occasional internet execution errors, normal random short-term price movements, and the margin leverage involved. Trading risks are reduced in day-trading by not holding open trading positions overnight and by using standard stop loss management systems that limit losses on a trade by trade basis to predetermined amounts. Trades typically last for between one and four hours, with an exit from the process before or at the end of the day.

A balance of $500,000 has been allocated out of existing working capital as a reserve for the purposes of the Registrant's various demonstration trading activities. Typically, 30% of the allocated working capital is actually allocated to trading margin, the balance is generally held as a reserve for ordinary course trading draw-downs.

There is an ongoing risk of material losses from the demonstration trading activities described above. While Registrant is conservative in its trading practices and has established internal risk management criteria to minimize trading losses, due to the volatility associated with stock index, currency and stock day trading activities, and the large draw-downs possible from such trading, trading losses can and will occur in the ordinary course of Registrant's trading activities.

BREAKDOWN OF TOTAL SALES AND COSTS TO DATE

The development costs for Registrant's Software and Systems through October 31, 1998, consist of the following:

Capital Assets:                     $  192,122
Product and Development Costs:      $  604,722
Operating Costs*:                   $  901,180

Total:                              $1,689,024

*Deficit less total amortization as of October 31, 1998.

Registrant's total revenue from sales and operations during the past three fiscal years by category of activity was as follows:

FYE 10/98

Software Sales & Licensing                $ 52,613
Trading Activities*                       $    600
Interest and other Income                 $ 77,058

Total                                     $130,271

FYE 10/97

Software Sales & Licensing                $ 36,040
Trading Activities*                       $ 56,761
Interest and Other Income                 $ 58,581

Total                                     $151,382

FYE 10/96

Software Sales & Licensing                $ 21,213
Trading Activities*                      <$ 57,934>
Interest and other Income                 $ 35,290

Total                                    <$  1,431>

*including Demonstration and Testing

All sales are to unaffiliated customers, and because of the limited amount of revenue generating activities and immateriality no breakdown has been made into geographic markets or as to differences in contribution made by revenue to total operating losses over the past three fiscal years.

STATUS OF NEW PRODUCTS OR SERVICES

Registrant is constantly refining and developing its software and trading systems to maintain their integrity and marketability. As a result there is and will be an on-going research and development effort with associated costs to the company. Registrant anticipates spending approximately $200,000 over the next 18 months on such research and development efforts. Moreover, new products are constantly being investigated and sought within the general area of the current products developed by Registrant. No new products, however, other than those described herein have been formally announced to the public.

RESEARCH AND DEVELOPMENT POLICY

Registrant's accounting policy on software development is to capitalize Software and Systems Development and amortize that cost over the expected useful life of the software. Research and Development, on the other hand, is fully expensed in the year incurred. Registrant distinguishes Software and Systems Development from Research and Development in that Software and Systems Development involves expenditures on the development of software that creates an asset, the economic benefit of which is expected to extend into several future periods.

As noted above, Registrant's policy is to maintain an ongoing program of Software and Systems Development and Research and Development in order to maintain the quality and competitiveness of its products, services and trading efforts. The following are the Registrant's best estimate of the total amounts spent by it on both Systems and Software Development and Research and Development during each of the past three fiscal years:

FYE 10/98                 $202,200
FYE 10/97                 $279,552
FYE 10/96                 $137,371


DISTINCTIVE AND SPECIAL CHARACTERISTICS OF OPERATION

In the North American financial software industry it is a regulatory requirement and practice, to which the Registrant adheres, to make no representations that any user will or is likely to achieve profits or suffer losses similar to those described in any product literature or in any published historical trading simulations, computer test results, or trading simulator software practice sessions.

Registrant's sales procedures provide for the inclusion in product license agreements, manuals and promotional literature of a Disclosure Statement in the form prescribed by the United States Commodities and Futures Trading Commission ("CFTC"). In addition, Registrant's standard form of license agreement governing use of its software and services, includes warnings as to the risk of reliance on hypothetical trading results, and as to the risk of trading losses. Terms of license and sale provide that nothing contained in the Registrant's software products or related user manuals, represents, or is intended to represent, the furnishing of financial advice by the Registrant, its officers, agents or employees. Users are warned that the pattern recognition software and services merely provide educational, technical trading information, neural network indicator readings, and buy/sell signals for the decision support of users who remain responsible for their own actions as the result of use of the product or service, and that any use of the products and services in the absence of acknowledgment of these terms, is unauthorized.

The factors set-forth below, while not exhaustive, are believed to be important in that they may have a material impact upon the Registrant's future financial performance and could cause actual results to differ materially from those expressed in any forward-looking statement made by or on behalf of the Registrant. Note that unpredictable or unknown factors, not discussed herein, could also have a material adverse effects on Registrant's actual financial and other results.

1. Short operating history and likelihood of continuing operating losses. Registrant commenced operations in May 1994, and has, to date, been largely engaged in product research and development and establishing its new product development and marketing strategy. Registrant's initial products and planned services are just beginning to become available for market release and sale. Registrant thus has a limited operating history and is expected to continue to incur start up losses and negative cash flow in the immediate future as these new products and services are completed and marketed. Registrant's ability to succeed depends upon it eventually achieving positive cash flow, failing which it may have to seek additional financing, and there can be no assurance that such additional financing will be available on acceptable terms, or at all.

2. Early stage of development and no assurance of market acceptance of the Registrant's new software products or services. Registrant's existing and planned software products and the planned VirtualTrader based training service are in an early stage of development. Although a small level of sales have been effected and there is an established market for such products and planned services, there can be no assurance of market acceptance of Registrant's products and services.

3. Dependence on the timely development and release of new software products and services. Achievement of Registrant's objectives, and its future operating results, are dependent upon completion of its software marketing and new training service plans, and on the success of such planned new software products and services. Timing in this regard is crucial, as other similar products or services that reach the market prior to Registrant's product may be able to obtain and maintain business that would have otherwise gone to Registrant. There can be no assurance that Registrant's timing and business plan will be sufficiently successful to achieve sustained profitability in its operations.

4. Dependence on key personnel. Registrant depends on its key officers, including its founder and President, Michael Buchnanan Paauwe, and its Vice President and Manager of Software Development, Michael Gossland, and chief stock trader and trainer John Austin. Although Registrant has key man life policies in place for Paauwe and Gossland, loss of their ongoing services, would have a materially adverse effect on future operating profits and prospects.

5. Dependence on in-house direct sales and the lack of any existing established indirect sales and distribution channels. The Registrant plans to market its software and services through direct sales efforts. The Registrant has recently appointed new marketing and sales staff but does not presently have in-house staffing of experienced sales and marketing personnel. There can be no assurance that the Registrant will be able to attract and retain the necessary personnel as and when required. The Registrant may not be able to address all potential markets adequately, without first establishing indirect distribution channels through distributors and selling agents, and there can be no assurance that it will be able to establish or maintain such channels cost effectively.

6. Extensive competition and rapid technological change. The PC based financial analysis and trading software and training markets are intensely competitive and characterized by the frequent entry of new competitors and introductions of new software programs, features and technical innovations. Although Registrant's software products are technically advanced and run under industry leading Windows based technical charting and analysis programs, numerous competitors are already established in this marketplace. The Registrant will seek to establish its market position through the sale of fully tested and high quality trading software, and by making its trading solutions software and training services available at reasonable cost to customers through its direct and indirect marketing channels. However, there can be no assurance that the Registrant will be successful in this effort, or, if successful, that Registrant will have the resources to sustain any early growth or market penetration it may achieve.

There is a large number of established financial trading and trading software companies. Many are larger than Registrant, have longer operating histories, more established track records, greater name recognition, a larger installed base of customers, and greater financial, technical, sales, marketing and other resources. Moreover, if Registrant achieves significant success in penetrating the financial trading software and training business, financially stronger companies may seek to enter this market and compete for market share.

The market for online trading of stocks and commodities, the provision of financial market data, various financial software products and related services accessible to PC users is changing rapidly. The recent applications growth and emergence of the Internet as a low cost source of worldwide financial market data, subscriptions, trade execution and research services, is already threatening the existence of established data and information vendors, as well as full service brokers. This creates technical, competitive and business trends, the outcomes of which are uncertain.

7. Potential Trading Losses. Under its business plan, Registrant's software will be used by Registrant to trade stocks, stock indexes, futures contracts and international currencies. Due to the high degree of market volatility for these trading items, as well as the use of margin and leverage associated with such trading, there exists the possibility of significant trading losses that could have a materially adverse effect on Registrant's operating results and financial condition.

8. Past software product performance is no assurance of future performance. Any trading operation involving the use of leverage is considered highly risky even when conducted by experienced practitioners. The historic results of Registrant's simulated trading performance are not as accurate and dependable a measure of profitability as actual trading results, and past performance cannot be guaranteed or necessarily assumed to continue in the future. Potential investors must expect trading losses in actual trading operations and potentially wide fluctuations in future quarter to quarter financial performance.

9. Limited intellectual property protection and physical security. Registrant depends on its ability to protect its core proprietary software technology. In this regard, Registrant relies on such protection by a combination of trade secrets, technical complexity, common law copyright and trademark protection, non-disclosure agreements, password protection and software encryption schemes, and on the physical security of its source code. Despite these measures and precautions, it may be possible for unauthorized third parties to copy Registrant's products or obtain and use its proprietary technology. To date, Registrant has not sought to obtain copyright registration for any of its software products, though it may do so in the future. There can be no assurance, however, that such registration will be granted if applied for. Also, certain aspects of the Registrant's software products are not subject to intellectual property protection in law, and to the extent such protection might be available, practical and legal distinctions may apply in different jurisdictions. In addition, there can be no assurance that competitors will not develop similar technology, products and services, and if they do, this could reduce the value of the Registrant's proprietary technology and its ability to effectively compete.

10. Possible high degree of volatility in the future price of Registrant's stock. Factors such as news announcements on technical developments, innovations by the Registrant, its competitors or third parties, industry developments in high-technology companies in general, general stock market conditions, changes in interest rates or general economic conditions, unexpected and extreme general stock market price and volume fluctuations, or a lack of liquidity, may individually or collectively have the effect of causing substantial fluctuations in the traded price of the Registrant's shares. Certain potentially large changes in the trading price of its shares may be unrelated to the performance of Registrant or its future prospects. In addition, investors in Registrant's shares may lose their entire investment if Registrant fails in its business.

12. Control by existing officers and directors. Registrant's executive officers and directors currently own or control an aggregate of 3,066,401 of the issued and outstanding shares of the company which represents approximately 34.6% of the outstanding shares as at December 31, 1998. As a result, these shareholders will continue to be able to control the composition of Registrant's board of directors and to have a significant influence over its affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a future change of control of Registrant. Under certain circumstances such a limitation may be considered adverse to the interests of other shareholders.

13. Dependence on financial industry. Registrant is affected by general economic and regulatory conditions affecting national and international financial markets. A worldwide economic downturn may have an adverse effect on Registrant's business, operating results and/or financial condition.

14. Possible changes in derivatives market and the regulatory
environment.   The Registrant's software provides pattern
recognition and market timing information related to stock indexes, currencies and derivatives, including both futures and options. Derivatives instruments have been involved in a number of well publicized recent financial losses, including those involving Barings Bank and Orange County, in California, and more recently, Long Term Capital Management, among others. Such losses have led to increased governmental scrutiny and potential new regulation of hedge funds and derivatives markets generally. Any new regulatory requirements affecting the sale or distribution of trading software or related services may have the effect of imposing new and unexpected costs on Registrant and this may affect future expenses and operating results. There remains an ongoing risk of an adverse impact of possible new governmental regulations on Registrant's business.

15. Technological change. The financial trading software marketplace is characterized by constant and rapid technological change. There is no assurance that the Registrant will be able to sustain the cost of the research and development efforts required to continue to compete and keep pace with this technological change. If Registrant cannot continue to compete on a technical basis, this will likely have a materially adverse effect on its operating results and financial condition.

16. Potential product liability claims. The Registrant does not maintain product liability insurance against bugs or defects in the general performance of its software products. In accordance with standard industry practice, established by Omega Research Inc., the software license agreements entered into on the sale or license of its products provides that all these risks are borne solely and entirely by the customer. There can be no assurance that such provisions will protect the Registrant from all potential product liability claims in all markets in which it may sell its products or offer its services.

17. Strategic marketing dependence on expected future growth in key industry suppliers. Registrant's software products, and its strategic marketing and product development plans, depend to a large extent on the continued existence of a serviceable installed customer base of TradeStation and SuperCharts software products and customers. If the market leadership now enjoyed by these products, or their production and development were to change materially, or technical support for them were to be discontinued or withdrawn, that would have a material and adverse effect on Registrant's operating results and financial condition.

18. Year 2000 potential negative business impact and risks. The Year 2000 computer problem may have an adverse and unpredictable affect on Registrant's operations due to its dependence on Omega Research Inc.'s TradeStation product as the platform upon which its main software products operate. While Omega

Research Inc. has disclosed plans and intentions to make its TradeStation software fully Year 2000 compliant, and appears technically and financially able to do so, to date compliance has not been achieved in its main software product, TradeStation. If Omega were to fail to make its main products Year 2000 compliant, there would be a materially adverse impact on Registrants sales and business operations that would likely result in increased losses.

In addition, Registrant depends on third-party financial data vendors of various market exchanges to supply real-time data in order to carry out its trading operations. To the extent that many such data suppliers may be adversely affected by the Year 2000 compliance issue, this will also have the effect of limiting Registrant's actual trading operations, and may adversely affect its financial results.

ITEM 2.  Description of Property

Registrant owns no real property or real property rights.
Registrant's principal business office is a rented facility located at 201 Selby Street, Nanaimo, British Columbia, Canada V9R 2R2.
Due to the set-up of Registrant's operations many business functions are undertaken from other confidential, remote locations not owned by the company.

Registrant's proprietary financial trading software products and technologies generally fall into five categories:

1. TradeStation based proprietary stock index trading systems and software.

2. TradeStation based proprietary world currency trading systems and software.

3. VirtualTrader product software written in Microsoft Visual Basic
4.0 and Omega's Easy Language software.

4. Proprietary software testing and trading system development tools.

5. Internet web-site software for the Company's web-site.

ITEM 3.  Legal Proceedings

Registrant is not currently a party to any material legal proceedings; nor, to Registrant knowledge, are there any legal proceeding pending or threatened of which Registrant would be a party, or any of its property or assets are likely to be subject.

ITEM 4.  Control of Registrant

As far as known to Registrant, and except as disclosed herein, Registrant is not directly or indirectly owned or controlled by any other corporation or by any foreign government.

The following table sets forth as of December 31, 1998 information with respect to record ownership of (a) any person or company who is known to Registrant to be the owner of more than 10% of any class of the Registrant's voting securities, and (b) the total amount of any class of the Registrant's voting securities owned by the officers and directors as a group.

-------------------------------------------------------------------
(1)                      (2)                  (3)             (4)
Title or           Identity of Person     Amount Owned     Percent
 Class                or Group
-------------------------------------------------------------------
Common Shares    TTN Escrow Capital Corp.     3,000,000       34%
without par value

Common Shares      New Equities, Inc.         1,435,600      16.2%
without par value

Common Shares      Directors and Officers     3,066,401      34.6%
without par value  as a Group

As of the date hereof, there are no arrangements known to Registrant, the operation of which may at a subsequent date result in a change in control of the Registrant.


ITEM 5.  Nature of Trading Market

Registrant's shares are listed and traded on the Vancouver Stock Exchange in British Columbia, Canada. Registrant's shares are not currently trading on any United States stock exchange nor on the over-the-counter market, and, accordingly, there is currently no public market for Registrant's common stock in the United States. There can be no assurance that any such market will develop after the effective date of this Registration Statement.

Trading in Registrant's shares commenced in Canada on July 24, 1996. The following table sets-forth the high and low sales prices for Registrant's shares for the quarterly periods shown, expressed in Canadian Dollars.

-------------------------------------------------------------------
      (1)                                        (2)           (3)
Year and Month                                   High          Low
-------------------------------------------------------------------
August 1, 1998 - October 31, 1998                1.48          1.20
May 1, 1998 - July 31, 1998                      1.55          1.41
February 1, 1998 - April 30, 1998                1.49          1.30
November 1, 1997 - January 31, 1998              1.44          1.25
August 1, 1997 - October 31, 1997                1.60          1.20
May 1, 1997 - July 31, 1997                      1.35          1.05
February 1, 1997 - April 30, 1997                1.60          1.30
November 1, 1996 - January 31, 1997              1.85          1.43


As at December 31, 1998 there are 45,000 common shares representing
 .5 % of Registrant's outstanding shares held of record by one person residing in the United States. Registrant estimates that there may be a total of four or five beneficial holders of its common shares holding approximately 150,000 shares of its stock in the United States, held in both registered and unregistered form.

ITEM 6.  Exchange Controls and Other Limitations Affecting Security
Holders

Except as discussed in Item 7 as to taxes and withholding, the Registrant is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of Registrant's shares.

Registrant is not aware of any limitations on the right of non-
Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the Memorandum or Articles of the Registrant.

The Investment Canada Act (the "Act") governs acquisitions of Canadian businesses by non-Canadian persons or entities. The Act provides, among other things, for a review of an investment in certain Canadian businesses having in excess of $25 million in gross assets.

The Act provides that a United States investor can hold up to 1/3 of the issued and outstanding capital of a Canadian corporation without being deemed a "control person", and that a United States investor holding greater than 1/3 but less than 1/2 of the issued and outstanding capital of a Canadian corporation is deemed to be a control person subject to a rebuttable presumption to the contrary (i.e. providing evidence of another control or control group holding a greater number of shares). If a United States investor wishes to acquire "control" of a Canadian corporation, such investor is required to obtain approval if the asset value of the corporation is greater than $178 million Cdn. If the asset value of the corporation at the time of the proposed acquisition is less than $178 million Cdn., the investor wishing to acquire "control" need only file a form indicating his or her intentions. The Act also provides that if United States investors collectively hold greater than 50% of the issued and outstanding shares of the corporation, there is a rebuttable presumption that the corporation's status has changed to that of an American corporation. The effect of the change in status is that if the control of the Registrant is deemed to be held by United States investors, and if Registrant then wished to make investments of greater than $178 million Cdn. in Canada, it would need governmental approval.

Certain transactions involving Registrant's Common Shares would be exempt from the Investment Canada Act, including: (a) an acquisition of Common Shares made in connection with the person's business as a trader or dealer in securities; (b) an acquisition of control in connection with the realization of a security interest granted for a loan or other financial assistance, and not for any purpose related to the provisions of the Investment Canada Act; and
(c) an acquisition of control by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Provisions of the Investment Canada Act are complex, and any non-
Canadian contemplating an investment to acquire control of Registrant consult professional advisors as to whether and how the Investment Canada Act might apply.

ITEM 7.  Taxation

The following paragraphs set forth certain Canadian income tax considerations in connection with the ownership of Registrant's shares. These tax considerations are stated in general terms and should not be considered to be a substitute for independent professional advice on the subject of taxation of Canadian shares by US stockholders. There may also be relevant state, or local tax considerations which are not discussed here.

Registrant's management believes that the following general summary fairly describes the principal federal income tax consequences applicable to a holder of Registrant's common shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the 'ITA'), the regulations thereunder (the "Regulations"), the current publicly announced administrative assessing policies of Revenue Canada, Taxation, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. The description is not exhaustive of all possible Canadian federal income tax consequences, and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax consideration which may differ significantly from those discussed herein.

DIVIDENDS

Dividends paid or credited on Registrant's shares to a non-resident holder will be subject to withholding tax. The Canada-U.S. Income Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid or credited or deemed paid on shares of a corporation resident in Canada (such as Registrant) to a resident of the United States, and also provides, pursuant to a recently ratified protocol, for a further reduction of this rate to 5% for dividends paid or credited on or after January 1, 1997 if the beneficial owner of the dividends is a corporation which is a resident of the United States and owns at least 10% of the voting shares of the Company paying the dividend.

If a Non-Resident Security Holder carries on business in Canada through a "permanent establishment" or performs independent personal services from a fixed base in Canada, and the holding of shares in respect of which the dividends are paid is effectively connected with such permanent establishment or fixed base, the limitations set out in the preceding paragraph will not apply. Instead, the dividends will be taxed using the rates and rules of taxation generally applicable to residents of Canada.

A "permanent establishment" of a Non-Resident Security Holder can generally be described as a fixed place of business through which the business of a resident is wholly or partly carried on.

CAPITAL GAINS

A non-resident of Canada is not subject to the tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to the holder thereof. A common share of the Registrant will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder together with persons with whom he did not deal at arm's length, owned 25% or more of the issued shares of any class or series of the Registrant.

Where a resident of the United States meets the 25% ownership tests described above, the person's capital gains realized on the disposition of Registrant's shares will be subject to Canadian income tax if the value of Registrant's shares is principally attributed to real estate, including the right to explore for or exploit mineral deposits, sources and other natural resources. Where a resident of the United States meets the 25% ownership test but the Registrant fails the value of assets test, that person's capital gains realized on the disposition of Registrant's shares would be eligible for exemption under the Canada - U.S. Income Tax Convention (1980) (the "Treaty") unless the U.S. resident had resided in Canada at any time in the ten-year period immediately preceding the disposition and was resident in Canada for 120 months during any 20 year period preceding the disposition.

DEEMED DISPOSITION ON DEATH

Where a resident of the United States owns shares that are taxable Canadian property as discussed above, that person will be liable for Canadian income tax on his capital gains or losses accrued to the date of death. Where the decreased transfers the property to his or her spouse or a qualifying spouse trust, the deceased's representative may be eligible to apply to defer the tax on the accrued gain pursuant to the Treaty. Where the application is accepted, the surviving spouse would pay tax on the capital gain accrued to the subsequent date of death.


ITEM 8.  Selected Financial Data

The following table summarizes certain selected financial information of Registrant (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles (US GAAP). The information in the table was extracted from the more detailed financial statements for the years ended October 31, 1995 to the nine months ended July 31, 1998 inclusive and related notes included therein, and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations."

Reference is made to Note 9 of Registrant's October 31, 1997 financial statement included herewith for a discussion of the material differences between Canadian GAAP and US GAAP, and their effects on Registrant's financial statements. To date, Registrant has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities and its ability to continue operations is dependent on the ability of Registrant to increase revenues from operations or to obtain additional financing or a combination of both. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUMMARY OF FINANCIAL DATA
-------------------------------------------------------------------
              9 Months ended     Fiscal Years ended October 31
	          July 31, 1998     1997         1996       1995
-------------------------------------------------------------------
Revenue         $ 97,739        $151,382    $56,503     $20,655

Expenses        $344,415        $293,615    $291,805    $336,058

Net Loss        $246,676        $142,233    $235,302    $315,403

Net Loss Per Share(1)
Canadian GAAP   $(.03)          $(.02)      $(.03)      $(.78)
US GAAP         $(.04)          $(.03)      $(.05)      $(.78)

Net Working     $1,455,493      $1,672,725  $1,579,827  $902,720
Capital
Total Assets    $1,846,256      $1,924,638  $1,776,793  $977,238

Long Term       $NIL            $NIL        $NIL        $NIL
Obligations
__________________________________________________________________
(1) Calculated based on the average weighted number of shares outstanding on a non-diluted basis.

To date, Registrant has paid no dividends on its shares, and does not anticipate doing so in the foreseeable future. The declaration of dividends on Registrant's Common Shares is within the discretion of Registrant's board of directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of Registrant.

EXCHANGE RATES

As at December 31, 1998, the median bidding exchange rate of Canadian dollars into United States dollars was $1.5375 Canadian to $1.00 United States.

The following table sets forth, for the periods and dates indicated, certain information concerning exchange rates of United States and Canadian dollars. All the figures shown represent noon buying rates for cable transfers in New York
City, certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during a year. The source of this data is the Federal Reserve Bulletin and Digest.

Period     Period End       Average          High           Low
-------    ----------       -------         -------       -------
(CDN$/US$)
1994       1.4030           1.3699          1.4078        1.3103
1995       1.3655           1.3689          1.4238        1.3285
1996       1.3697           1.3644          1.3822        1.3310
1997       1.4288           1.3894          1.4398        1.3357
1998       1.5375           1.4892          1.5770        1.4075

ITEM 9.  Management's Discussion and Analysis of Financial
Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Registrant's consolidated financial statements and notes thereto appearing under Item 17 - "Financial Statements".

Registrant's consolidated financial statements are prepared in accordance with generally accepted accounting principles used in Canada (Canadian GAAP). Material differences resulting from the application of generally accepted accounting principles in the United States (US GAAP) are described in Note 9 to the October 31, 1997 audited financial statements provided under Item 17. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars in accordance with Canadian GAAP.

Note 9 to the October 31, 1997 financial statements of Registrant included herein discusses some of the material differences between Canadian GAAP and US GAAP, and their effect on Registrant's financial statements. Generally, under US GAAP, the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares which are subject to escrow restrictions, unless the conditions for issuance are currently met or will be met by the mere passage of time. Registrant has 3,000,000 escrow shares that are subject to release on the basis of an earn out formula and not merely by the passage of time and this has resulted in the calculation of a greater loss per share under US GAAP than is the case under Canadian GAAP. The resulting differences in the loss per share calculations are as set forth in the table referred to above in Item 8 - " Selected Financial Data ".

In addition, under US GAAP, the granting of stock options to directors officers and employees may give rise to differences in the charge to income for compensation. In the case of Registrant, US GAAP results in an increase to compensation totaling $6,350, as described more fully in Note 9 to the October 31, 1997 financial statements of Registrant. This difference is also reflected in the loss per share calculations as set-forth in the table referred to above in Item 8 - " Selected Financial Data ".

OVERVIEW

Registrant is a financial software development and trading company engaged in the development of proprietary software based financial trading systems and technologies with the aim of developing such proprietary software technologies to a stage where they can be exploited at a profit. Existing software products have been test marketed up to the present stage of development and are also being used internally in Registrant's own operations with the objective of eventually establishing consistent revenues from profitable trading operations, software sales and related training service revenues. The recent 1998 application of Registrant's VirtualTrader software to stock day-trading and the potential to apply this technology in a growing internet based electronic trading environment is the main focus of Registrant's current development efforts and marketing plans. Management believes that its existing trading systems and software technologies can be profitably exploited with a sustained marketing and sales effort and by the formation of appropriate strategic business alliances and software license agreements with established firms.

Prior to the current fiscal year and during 1998, Registrant's operations have been primarily directed at developing trading systems software with the VT software product, related market testing and introductory sales, in addition to establishing Registrant's online trading systems in late April 1998.
A new full-time Manager of Marketing and Sales was hired in December 1998 following Titan's November 1998 public announcement of the signing of a letter of intent to form a trading group for stock day-trading with a registered Vancouver based brokerage, Wolverton Securities Ltd.


RESULTS OF OPERATIONS

Stock index and currencies trading revenues have started to be more consistent since formally establishing the online trading systems in late April 1998, although they remain small, based on limited trading activity, with only a few contracts being traded per signal. Trading income by its nature remains subject to periodic draw-down on a quarter by quarter basis in the ordinary course of Registrant's trading business. However, the overall net trading results since May 1, 1998 are positive and are expected to reduce overall losses in operations in the current fiscal period and contribute to profitability in future.

As Registrant's marketing strategy of using VT software to train stock day-traders and establish revenues from training to supplement license fees, only started with the first clients in October 1998, there are no reportable results of these efforts. However, management believes these activities will enhance VT software sales and increase overall company revenues.

In the period August 1, 1998 to October 31, 1998, Registrant completed development and software testing of its application of the VT software to day-trading quality high volume US big board stocks. The testing consisted of completing hundreds of simulated day-trades inside Registrant's VT software, as well as executing approximately 150 test day-trades over the internet with a US discount brokerage firm. During this same period, Registrant trained two traders with Wolverton Securities Ltd. using the VT software and technical trading methods developed by Registrant. Initial trading results on the first actual trades executed by Wolverton following the training have exceeded expectations, indicating a potential for profitability in a scaled-up trading operation. Plans are now underway to expand the training program to additional traders and to finalize business terms of the joint venture stock day-trading operation between Registrant and Wolverton. The expected formal start date of this joint venture trading operation is sometime in the first calendar quarter of 1999.

A positive independent product review of the VT software was published in the September 1998 issue of Technical Analysis of Stocks and Commodities magazine. This increased exposure for the product in the US market and internationally has initially produced a more effective response rate than direct mail campaigns to date. This indicates that greater coverage in the form of third-party publicity will be needed to improve VT software sales in future.

As a result of Registrant's limited sales and trading activity, only recently begun, inflation and changing prices have not had a material effect on the Registrant's net sales, revenues and income from continuing operations.

Nine months Ended July 31, 1998 compared to FYE October 31, 1997

At the end of this last nine month reporting period Registrant had cash balances of $1,504,057 and net working capital of $1,455,493, compared to cash balances of $1,667,530 and net working capital of $1,672,725 at October 31, 1997. Total assets dropped to $1,846,256 from $1,924,638 at October 31, 1997. This reflects a net loss in operations for the nine period ended July 31, 1998 of $246,676 compared to a net loss of $142,233 in the year ended October 31, 1997. The increased loss over the same period last year is the result of increased expenditures in a number of expense categories, including increased outlays for salaries, directors' fees, management fees, marketing and promotion expenses, and investor relations expenses.

Pay scales of a key employee were increased and management fees expense and software and systems development costs increased as the result of re-negotiated base monthly contract rates effective January 1, 1998 ( see "Related Party Transactions"). First time management bonuses of $20,000 were paid to each of Gossland and Paauwe and directors fees of $5000 were paid to outside directors. Marketing and general corporate promotions expenses rose compared to prior periods due to efforts to increase corporate business exposure in the US and Europe. Payments averaging approximately US$8000 per month since December 1997 covering marketing promotions expenses were made to an independent contractor who is an associate of one of the directors. This covered general corporate promotion, initial marketing efforts and customer and shareholder liaison expenses in connection with the promotion and licensing of the WCT systems in London England, negotiations on promotions with public relations firms in Europe, discussions and negotiations with US market makers for sponsorship on a US bulletin board listing for Registrant, promotion to offshore investment groups of the WCT systems, presentations of Registrant's technology to Canadian banks, Canadian brokerages and high net-worth investors, negotiations on product reseller arrangements with US firms, evaluation, monitoring and reporting on the growth of new online trading and the impact on VT development, and ongoing monthly market research and reporting.

During this period Registrant licensed its WCT trading software for a period of twelve months to an international money manager based in London. This resulted in the securing of an independent testimonial as to the profitability of the WCT software when applied to currency hedging in international stock portfolio management following use by this client. This testimonial will form the basis for future European software marketing efforts in the current and future fiscal periods.

The cash loss in operations for the period was $189,939 compared to $57,936 in the fiscal year ended October 31, 1997. Expenditures on software and systems development during the period were $158,543. This compares to expenditures of $146,134 in the fiscal year ended October 31, 1997. These expenditures on software and systems development were primarily the result of developing the stock day-trading simulations capability of the VT software and the costs of solving related market data conversion problems necessary to facilitate that application.

The main development project on the VT stock day-trading software application neared completion during this period. Trading income improved over prior period testing results because the position trading systems went formally online in April of 1998. Trading gains in this quarter of $45,872 offset prior quarter demonstration and testing expenses. Actual trading operations have started to contribute to operations and are expected to be scaled-up further in future periods. In sum, the better contribution to operations from trading during this period is the result of having substantially completed trading system development of the stock index trading systems effective in April 1998.

Cash balances were substantially maintained as the result of the exercise of $131,250 in broker warrants during the quarter ending April 1998. This contributed funds to increase expenditures on travel, promotion and investor relations. Travel, marketing and promotion expenditures increased as the result of efforts to promote Registrant's software and systems technology to new potential US Canadian and European institutional clients.

A first stage direct mail campaign on the VT software product was initiated during the second quarter with limited results.
Management believes it will take at least another two quarters of marketing activities before it can properly assess the effectiveness of advertising and marketing programs on sales of the VirtualTrader software.

The focus of further applications and software development work on the VirtualTrader recently shifted to electronic, high volume NASDAQ and NYSE stock day-trading applications. Development of this new application resulted in unplanned delays, extra software testing and larger development expenditures in the most recent fiscal year.

Applications work neared completion during the final quarter ending October 1998, and as noted above, actual online system testing started in September 1998. Management believes that if profitability in this internet based electronic stock trading application of VT can be established in actual stock day trading operations, the market for the VT product will rise materially in the future.

FYE October 31, 1997 compared to FYE October 31, 1996

As of October 31, 1997 total assets were $1,924,638, up from total assets of $1,776,793 as of October 31, 1996. Registrant had cash balances of $1,667,530 and net working capital of $1,672,725 compared to cash balances of $1,590,589 and net working capital of $1,579,827 as of October 31, 1996. This reflects a net loss in operations for the period of $142,233 compared to a net loss of $235,302 for the fiscal year ended October 31, 1996. Share capital issuance during the period totaled $302,400 as the result of a private placement that was completed in December 1996. The cash loss in operations for the period was $57,936 compared to $198,074 in the fiscal year ended October 31, 1996. Expenditures on software and systems development during the period were $146,134. This compares to expenditures of $129,935 in the year ended October 31, 1996. There was a small contribution during fiscal year end 1997 of $56,761 from demonstration trading gains, as compared to a loss of $57,934 the previous year. This was mainly the result of reduced R&D type test trading that often resulted in losses. Ordinary course trading draw-downs experienced in the early part of the 1997 fiscal year caused by stock index trading losses were offset by gains realized later in the year from more profitable currency trades, largely the result of swings in the price of world currencies relative to the US dollar.

A milestone in software development was achieved during the 1997 fiscal year with the completion of the first commercial version of the VirtualTrader advanced trading simulator. Registrant remained in an early stage of product and system development and market testing during this period. The development stage continued as the focus of our resources shifted to exploitation of the VT technology for in-house trading operations work.

The loss for the fiscal period ended October 31, 1997 was $142,233 or $.02 per share. This compares to a loss of $235,302 or $.03 per share in the year ended October 31, 1996. See Note 9 in the notes to the financial statements for a reconciliation of Canadian GAAP to US GAAP.

Fifty Nine percent (59%) of the operating loss for FYE 1997 was from amortization expense, which is a non-cash outlay. This includes the normal write-off of software and systems development costs, as well as the normal depreciation of computer systems and office equipment, details of which are disclosed in the notes to the financial statements provided herewith.


FYE October 31, 1996 compared to FYE October 31, 1995

As of October 31, 1996 total assets were $1,776,793, up from total assets of $977,238 as of October 31, 1995. Registrant had cash balances of $1,590,589 and net working capital of $1,579,827, compared to cash balances of $873,552 and net working capital of $902,720 as of October 31, 1995. This reflects a net loss in operations for the period of $235,302 compared to a net loss of $315,403 in the fiscal year ended October 31, 1995. Share subscriptions received and Share capital issuance during the period totaled $1,165,500 as the result of an initial public offering that was completed in July 1996. Share issue costs associated with the initial public offering totaled $141,089. The cash loss in operations for the period was $198,074 compared to $304,299 in the year ended October 31, 1995. Expenditures on software and systems development during the period were $129,935.

During this period, Registrant's operations were generally in a full-time R&D mode. It completed development of an initial version of its real-time, online intra-day pattern recognition based stock index trading system, as part of its stock index trader series software ("SIT") development, and produced the first demo software versions of this product.

A number of fees connected with the filing of Registrant's preliminary prospectus for its initial public offering in British Columbia and Alberta were incurred, along with increased marketing related expenses incurred as a result of the appointment of a manager of sales and marketing and the creation of a new product market testing program.

During the two month period from April 1 to May 31, 1996, Registrant continued with its program of market and product testing and completed development of a prototype of an advanced software based trading simulator in connection with the stock index series, Neural Tape Reader research and development. A substantial amount of management time and effort was also taken up with matters related to the filing of the Prospectus and initial public offering during this period.

Net working capital and deferred share issue costs on May 31, 1996, prior to the July 1996 initial public offering, amounted to approximately $800,000.

In August 1996, regulatory rules in the United States were changed by the Commodities Futures Trading Commission ("CFTC") relating to the sale of commodities, futures and options trading systems. New regulatory enforcement measures were undertaken by the CFTC at that time. Legal proceedings were commenced in the US against certain unregistered and allegedly unscrupulous vendors of such trading systems. As a result of these actions and the related adverse publicity, customer demand dropped immediately, and the market environment quickly became uncertain. Demand from prospective purchasers dropped and as the result of the negative impact on the software market for any kind of trading systems, Registrant cancelled plans to market its SIT series software, incorporating it instead as a component of the VT software development. This action had the effect of reducing expected software sales revenues in the short run until the development of the new VT simulator training software could be completed.

FYE ended October 31, 1995 Compared to FYE October 31, 1994

Total assets as of October 31, 1995 amounted to $977,238, with cash and cash equivalents of $873,552 and net working capital of $902,720.

During the fiscal year ended October 31, 1995, Registrant engaged in a full-time program of software research and development activities, making expenditures of $39,786 on equipment and intellectual property rights and $161,442 on software research and development. General and administrative costs for the year ended October 31, 1995 totaled $129,364; $34,160 was spent on management fees and $30,000 on marketing consulting fees. The marketing consulting fees were paid to an associate of a director over a 10 month period ended October 31, 1995, to complete a preliminary assessment of the institutional and private trader market segments, as well as analyze information technology developments and trends in the financial industry. A total of $96,600 was paid to Michael Paauwe and Michael Gossland during this period pursuant to service contracts, including management fees of $32,600, research and development expenses of $57,500, rental expenses of $4,200 and office costs of $2,300.

Registrant completed initial development of a portfolio of international currency trading models - the WCT series software, and also developed proprietary standalone software to install AI based neural network financial pattern recognition indicators and systems into TradeStation and SuperCharts. Development work continued on AI based financial pattern recognition applications on stock indexes, including development of a new and more accurate neural network for end-of-day trend indication on the S&P 500 stock index, as part of the SIT series software under development.

Share capital issuance of common shares during the period resulted in net proceeds of $1,168,900. Commencing in August 1995, after Registrant had completed development of its initial test advertising and marketing concept and the development of a trademark and logo design, it began a three month test marketing program of its first software product, an international currency trading program, at a cost of $29,000. Six hundred sales leads were generated from several countries in response to the test marketing program, indicating far more interest in Europe than in North America for the WCT system.

Initial market test versions of the product were shipped in September. A full time marketing and sales manager commenced employment in November to start the process of implementing
Registrant's marketing and sales programs.

Five Month Initial Operating Period ended October 31, 1994

Registrant's founder, Michael Paauwe, commenced operations on behalf of Registrant in May 1994. In the period from May 1994 to October 31, 1994, Registrant was engaged in the initial formulation of its capital structure, technical and product development plans and initial business strategy. It acquired computer and office equipment for $27,103 and incurred $43,376 in software and systems research and development expenditures. Total expenses during this period amounted to $75,058. This included $40,000 in fees paid to Michael Paauwe and Michael Gossland as independent contractors for management and research and development services.

LIQUIDITY AND CAPITAL RESOURCES

At the end of this last nine month reporting period Registrant had cash balances of $1,504,057 and net working capital of $1,455,493, compared to cash balances of $1,667,530 and net working capital of $1,672,725 as of October 31, 1997. Total assets dropped to $1,846,256 from $1,924,638 at October 31, 1997. By reference to the working capital resources and liquidity risks outlined above, management believes Registrant has sufficient current liquidity working capital resources to sustain the operations in accordance with its present business plans for several additional quarters without requiring additional financing.

As Registrant does not as yet have general earnings from its operations and does not currently have an existing credit facility, Registrant's liquidity in the future depends on its ability to either generate such earnings in the future, access the capital markets or enter into joint venture agreements. The ability of Registrant to access the capital markets or to enlist new joint venture partners is determined in part by the success or failure of its current and prospective sales and trading operations. No specific arrangements or agreements have been made for any such financing at this time.

Registrant does not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, Registrant's liquidity either materially increasing or decreasing at present or in the foreseeable future.

Registrant has not entered into any material commitments for capital expenditures as of the end of the latest fiscal year end or the subsequent interim period to the date of this filing, and does not anticipate any significant capital purchases other than discussed above.

Registrant is not aware of any material trends, favorable or unfavorable, in its capital resources other than as discussed herein, and does not anticipate any material changes in the mix of the relative costs of such resources.

ITEM 10 Directors and Officers of Registrant

The following table sets forth, as of December 31, 1998, the names of the directors and executive officers of the Company, the offices held by them, and their terms of office as a director or officer. Directors are elected by the shareholders for one year terms and until their successors have been duly elected, and officers are appointed by and serve at the pleasure of the Board of Directors. Paul Shatzko is Robert Shatzko's father, and trader Joe Shatzko is Paul Shatzko's son and Robert Shatzko's brother. There are no other family relationships between any director or executive officer and any other director or executive officer.

-------------------------------------------------------------------
Name and municipality Position with Registrant Commencement of
of residence                                       Service
-------------------------------------------------------------------
Michael B. Paauwe     President & Director        May 1, 1994
Nanaimo, British
Columbia

Michael Gossland      Vice President, Secretary,  September 1, 1994
Nanaimo, British      Manager of Software Dev.
Columbia              & Director

Paul Shatzko          Director                    December 1, 1994
West Vancouver,
British Columbia

Robert Shatzko        Director                    April 15, 1996
San Mateo, CA

Jennifer Gee          Chief Financial Officer     December 1, 1994
Nanaimo, British
Columbia

Michael B. Paauwe, the founder, President and a director of Registrant, graduated in 1974 with an honors Diploma of Technology in Financial Management (Finance) from the British Columbia Institute of Technology, receiving the BCIT Alumni Silver Medal for Finance, and the Dow Jones and Company - Wall Street Journal Silver Medal for Security Analysis. After a further course of studies, and a period of training as a tax accountant with Revenue Canada Taxation, Mr. Paauwe was employed as a tax auditor with the British Columbia Ministry of Finance from November 1975 to December 1983. Mr. Paauwe received a professional designation as a Certified General Accountant in British Columbia in 1980, retiring his membership in May of 1998.

Through his management and financial consulting firm, Michael B. Paauwe and Associates (a sole Proprietorship), Mr. Paauwe provides management, trading research and product development services to Registrant under a contract services agreement. Mr. Paauwe devotes the majority of his time to the business and affairs of the Registrant.

Michael Gossland, M. Sc., P. Eng., is the Vice President, Secretary, a Director, and the Manager of Software Development of Registrant. Mr. Gossland has provided full time services under contract to Titan since September 1, 1994. In 1976, he was awarded the Harrington Prize for academic excellence in physics, and he received his M.Sc. degree from the University of Saskatchewan in 1978. In 1979, he obtained his designation as a Professional Engineer - Electrical Branch (Association of Professional Engineers of Ontario) and from 1986 to 1991 he was Software Project Manager for Sciex, a division of MDS Health Group Inc., of Toronto.

Since September, 1994, through Michael Gossland and Associates (a sole proprietorship), Mr. Gossland has been providing engineering and software development services to Titan under a contract services agreement. Mr. Gossland devotes the majority of his time to the business and affairs of the Registrant.

Paul Shatzko, M.D. a radiologist who formerly practiced in North and West Vancouver, British Columbia, is a director of the Registrant. Since 1988 Dr. Shatzko has been the President of Mountain Province Mining Inc.("MPV"), which in March 1995 made a major diamond pipe discovery in the North West Territories. Dr. Shatzko has held this position on a full time basis since August, 1995. Prior to that, he devoted part of his time to the office of President of MPV, and in addition practiced his profession as a radiologist.

Dr. Shatzko has been involved over a number of years as a director or officer of several publicly traded companies, and devotes such time to the affairs of the Registrant as is necessary to perform his functions as a director.

Robert Shatzko, a member of the California State Bar and a trial lawyer, is a director of the Registrant. Mr. Shatzko obtained a bachelor of arts degree with honors in political science from Loyola Marymount University in Los Angeles, California in 1986, and the degree of Juris Doctor from the McGeorge School of Law of the University of The Pacific in Sacramento, California, in 1992. He practices as a trial attorney with the law firm of Clapp, Moroney, Bellagamba, Davis & Vucinich in Menlo Park, California. Mr. Shatzko devotes such time to the affairs of the Registrant as is necessary to perform his functions as a director.

Jennifer Gee, Titan's Chief Financial Officer, is an independent business and marketing consultant in Nanaimo, British Columbia. From 1984 until May 1994, Ms. Gee was the financial controller for TNT. She has worked for Titan in a similar capacity on a part time basis since June 1994, and will continue to do so until such time as the Registrant's requirements necessitate the appointment of a full-time Chief Financial Officer.

ITEM 11.  Compensation of Directors and Officers

During the nine months ended July 31, 1998 and the fiscal year ended October 31, 1997, the following executive officers received compensation from Registrant for management, marketing, engineering, research and development, and consulting services.
See Item 13 - "Interest of Management In Certain Transactions". The compensation amounts identified below are reported in Canadian dollars.

-------------------------------------------------------------------
Name and Position           9 Months ending July 1998       FYE
October 1997
-------------------------------------------------------------------
Michael B. Paauwe,          $85,667                       $72,000
President

Michael Gossland,
vice president, secretary,  $82,750                       $72,000
manager of software
development

Jennifer Gee                $6,526                        $7,387
chief financial officer

Total Compensation          $174,943                      $151,387
to all Directors &
Officers

Registrant compensates directors who are not also officers of the company ("Outside Directors") $2,500 per year for serving on the board. Consequently, Outside Directors Robert and Paul Shatzko received payment of $2,500 each, in each of the last two fiscal years.

Registrant does not compensate directors who are also officers of the company for acting as directors, and Registrant has not set-up or paid out on any pension, retirement or similar plans for directors or officers.

ITEM 12.  Options to Purchase Securities from Registrant and
Subsidiaries

OPTIONS

Certain of the directors and officers, as well as employees who are not directors or officers of Registrant, have been granted incentive stock options to purchase Common Shares of Registrant at various prices. As of December 1, 1998 the following total number of Company stock options are outstanding:

-------------------------------------------------------------------
Holders           Number of Shares  Exercise Price  Expiration Date
-------------------------------------------------------------------
Directors and         785,000          $0.90          July 2001
officers as a group   Common Shares

Employees who are      75,000          $0.90          July 2001
not directors or      Common Shares
officers

WARRANTS

There are no outstanding warrants to purchase Registrant's common shares as of October 28, 1998; nor were any outstanding at the end of the last reporting period on July 31, 1998.

ITEM 13.   Interest of Management in Certain Transactions

MATERIAL TRANSACTIONS

From May 1994 to October 31, 1995, through his independent management and financial consulting firm, Michael B. Paauwe and Associates (a sole proprietorship), Mr. Paauwe (the President and a director) provided corporate and financial management, trading systems research and product development contract services to Registrant under an oral arrangement, pursuant to which he received a monthly fee of $5,000 until December 31, 1994, and of $6,000 thereafter, plus reimbursement of expenses. On November 1, 1995 the terms of the arrangement were reduced to writing, and have continue since that time to the present.

From September 1994 to October 31, 1995, through his independent software design and engineering consulting firm, Michael Gossland and Associates, Mr. Gossland (an officer and director) provided software engineering and development contract services to Registrant under an oral arrangement, pursuant to which he received a monthly fee of $5,000 until December 31, 1994, and of $6,000 thereafter, plus reimbursement of expenses. Effective November 1, 1995 the terms of the arrangement were reduced to writing, and have continue since that time to the present.

Except for the description of the services to be performed thereunder, the written agreements between Registrant and Paauwe and the Registrant and Gossland (the "Services Agreements") contain identical provisions. Each has an initial term of three years, subject to renewal for further terms of two years, at a monthly fee to be agreed from time to time (the "Fee"), but not less than $6,000, plus reimbursement of expenses. Each of the Agreements also provides for the payment of an annual bonus (the "Bonus") of $4,500. Registrant may terminate these Services Agreements at any time on 30 days written notice. If it terminates otherwise than for a material and substantial failure to perform the agreed services by Paauwe or Gossland, as the case may be, the Services Agreements provide for payment of a lump sum equal to 12 times the Fee then in effect plus any unpaid Bonus (the "Lump Sum") if terminated during the initial term, and an amount to be negotiated, but not less than the Lump Sum, if terminated thereafter. The latter provision applies as well to a failure by Registrant to renew the Services Agreement. If terminated for a material and substantial breach of their obligations, Paauwe and Gossland, as the case may be, have a 30 day period in which to cure the breach. The Services Agreements may be terminated by Paauwe and Gossland, as the case may be, on 120 days written notice to the Registrant. The Services Agreements also contain confidentiality provisions, and provisions for the arbitration of disputes.

Pursuant to an agreement dated September 15, 1995 (the "Gossland Agreement"), Michael Gossland (officer and director) assigned to Registrant all of his right, title and interest in all software copyrights, product trademarks and related assets in respect of NeuralEdge and Neural$. The assets assigned, which included the object and source codes, were acquired pursuant to an agreement dated July 28, 1995 with Teranet IA Incorporated and were subsequently assigned to Registrant at Mr. Gossland's cost of $20,000, of which $10,000 represented an advance royalty payment in respect of sales of the DOS-based version of NeuralEdge and Neural$, and certain components thereof. In view of Titan's decision not to proceed with the marketing of the DOS-based version of these products, there is no future royalty obligation payable by Registrant pursuant to the Gossland Agreement.

In June 1994, Registrant acquired certain computer equipment, and in September 1994 it acquired certain software assets and related products from Michael B. Paauwe (President and director), at his depreciated cost of $2,400 and $3,500, respectively.

Registrant rents certain office space from a Mr. Paauwe's spouse at a monthly rental of $350 and from Mr. Gossland at a monthly rental of $250. The aggregate rents paid during FYE October 31, 1995 were $4,200 and $3,000 respectively. These rental agreements continue to the present time at the same monthly rental amount.

In addition, during the fiscal year ended October 31, 1995, Registrant paid $30,000 to an associate of Paul Shatzko (a director) for marketing consulting services under an arrangement which is no longer in effect. The consulting services were rendered over a 10-month period which ended in October 1995. The services included a preliminary market assessment of the institutional segment of the market, assessment of the competition in the private trader segment of the market, and analysis of financial industry information technology trends related to Registrant's business plan.

In 1998 the, Services Agreements for Michael Gossland and Michael Paauwe were both re-negotiated with the board of directors of Registrant and amended agreements were entered into effective January 1, 1998. The amended agreements provide for monthly compensation of $7,667 per month for Paauwe, and $7,250 per month for Gossland, up from $6000 each. In addition, both Paauwe and Gossland were paid a one time bonus payment of $20,000 each. In all other respects, the Services Agreements remain the same as disclosed above.

The Services Agreements were automatically renewed on November 1,
1998 and now have renewable two year terms effective from that date, in accordance with the terms of the original agreements described above.

During the nine months ended July 31, 1998 Registrant paid US$70,000 to an associate of Paul Shatzko (a director) for marketing consulting and promotion services rendered during that period and US$30,000 for the period August 1, 1998 to December 31, 1998. The services involved marketing and promotions activities, including: (1) initial marketing efforts; (2) customer and shareholder liaison services in connection with the promotion and licensing of the WCT systems in London England; (3) negotiations on promotions with public relations firms in Europe and the US; (4) meetings, discussions and negotiations with potential US market makers for sponsorship on a US bulletin board; (5) promotion to offshore investment groups; (6) presentations to Canadian banks, Canadian brokerages and high net worth investors; (7) negotiations on product reseller arrangements with US firms; (8) evaluation and reporting on the growth of new online trading and its impact on VT development; and (9) ongoing monthly market research and reporting.

In addition, certain officers and directors have an interest in the stock options as more particularly described above.

INDEBTEDNESS OF DIRECTORS AND OFFICERS AND THEIR ASSOCIATES

During the last three years, there has been no recorded indebtedness of any of the directors or officers, or any associates of the directors or officers, to the Registrant.


                                  PART II

ITEM 14.   Description of Securities to be Registered

The class of capital stock of Registrant being registered hereby is the Registrant's common shares.

The issued and outstanding share capital of the Registrant is summarized as follows:

The authorized capital of Registrant consists of 100,000,000 common shares without par value. As of October 28, 1998, 8,857,001 common shares were issued and outstanding. If all outstanding options to purchase common shares were exercised, the issued common share capital of Registrant would be 9,687,001 shares. The holders of the common shares are entitled to vote at all meetings of shareholders, to receive dividends if, as and when declared by the directors, and to participate ratably in any distribution of property or assets on the liquidation, winding up or other dissolution of Registrant. The common shares have no pre-emptive or conversion rights. Registrant may, by way of a resolution of the Directors and in compliance with The Company Act, purchase any of its shares at the price and upon the terms specified in such resolution. No such purchase shall be made if Registrant is insolvent at the time of the proposed purchase or if the proposed purchase would render Registrant insolvent. Unless otherwise permitted under The Company Act, Registrant must make its offer to purchase such shares pro rata to every shareholder who holds shares of the class or kind, as the case may be, to be purchased. The common shares are non-assessable, and not subject to further calls by Registrant.

A total of 3,000,000 common shares ("Escrow Shares") are held in escrow by the Montreal Trust Company of Canada ("Montreal Trust"), 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, pursuant to an escrow agreement (the "Escrow Agreement") dated January 5, 1996 by and between Registrant, Montreal Trust, and TTN Escrow Capital Corp., a private British Columbia company the outstanding voting shares of which are held 66.67% by Michael Buchanan Paauwe and 33.33% by Michael Gossland. The Escrow Shares were purchased for cash at a price of $0.01 per share. They represent approximately 33.87 % of the issued and outstanding common shares.

The Escrow Shares are subject to the direction or determination of the Vancouver Stock Exchange. The Escrow Agreement provides that the Escrow Shares may not be traded in, dealt with or released without the consent of the Vancouver Stock Exchange. Any Escrow Shares not released from escrow by June 21, 2006 will be cancelled at that time.

Release of Escrow Shares from escrow will take place in accordance with a formula prescribed by Policy 3-07 of the British Columbia Securities Commission ("Policy 3-07"), applied to Registrant's cumulative cash flow from operations as disclosed in its audited financial statements from time to time. In short, Policy 3-07 requires that Registrant first achieve cumulative cash flow per share of $0.46 or an aggregate cumulative cash flow of $1,380,000 before the Escrow Shares can be released. For these purposes, "cash flow" means net income or loss before tax, adjusted to add back depreciation, amortization of goodwill and deferred research and development costs (excluding general and administrative costs) and any other amounts permitted or required by the Vancouver Stock Exchange. "Cumulative cash flow" at any time means the aggregate cash flow in the period from September 1, 1995 to that time, net of any negative cash flow.

The holder of the Escrow Shares has agreed for so long as they remain in escrow to waive its rights: (i) to vote on a resolution to cancel any of them; (ii) to receive dividends, and (iii) to participate in the assets and property of Registrant on a winding up or dissolution.

                              PART III

ITEM 15.  Defaults upon Senior Securities

Registrant has not defaulted on any payment with respect to any indebtedness.

ITEM 16. Changes in Securities, Changes in Security for Registered Securities and Use of the Proceeds

There have been no changes made to the rights of the holders of Registrant's securities.


                               PART IV

ITEM 17.   Financial statements

The financial statements of Registrant have been prepared on the basis of Canadian generally accepted accounting principles.
Differences between Canadian and U.S. generally accepted accounting principles are set out in Note 9 to the audited financial statements dated October 31, 1997.

See "Item 19. Financial Statements and Exhibits" for a list of
Registrant's Financial Statements that follow.

ITEM 18.   Financial Statements

Inapplicable

Item 19.   Financial Statements and Exhibits

INDEX

1. FINANCIAL STATEMENTS

     (a) Interim un-audited management prepared financial statements for the nine months ending July 31,1998, including:
     - Consolidated Interim Balance Sheet
     - Consolidated Interim Statement of Operations and Deficit
     - Consolidated Interim Statement of Changes in Financial
       Position
     - Supplemental Information

    (b)  Audited Financial Statements of the Registrant as of
October 31, 1997, including:
     - Auditors Report
     - Consolidated Balance Sheet
     - Consolidated Statement of Operations and Deficit
     - Consolidated Statement of Changes in Financial Position
     - Notes to Consolidated Financial Statements

     (c)  Audited Financial Statements of the Registrant as of
October 31,1996, including:
      - Auditors Report
      - Consolidated Balance Sheet
      - Consolidated Statement of Operations and Deficit
      - Consolidated Statement of Changes in Financial Position
      - Notes to Consolidated Financial Statements

     (d)  Audited Financial Statements of the Registrant as of
October 31,1995, including:
      - Auditors Report
      - Consolidated Balance Sheet
      - Consolidated Statement of Operations and Deficit
      - Consolidated Statement of Changes in Financial Position
      - Notes to Consolidated Financial Statements

     (e) Consent letter from Collins Barrow in regard to the inclusion of Independent Auditors' Reports in the Registration
Statement.

2. EXHIBITS

     (a)  Certificate of Incorporation of KBK No. 24 Ventures Ltd.

     (b) Certificate of Change of Name of KBK No. 24 Ventures Ltd. to Titan Trading Analytics Inc.

     (c)  Articles of Registrant

     (d) Current Contract Services Agreement between Registrant and Michael B. Paauwe and Associates dated January 1, 1998

     (e) Current Contract Services Agreement between Registrant and Michael Gossland and Associates dated January 1, 1998

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                     TITAN TRADING ANALYTICS INC.
                           (Registrant)

                        "MICHAEL B. PAAUWE"

                         MICHAEL B. PAAUWE
                       PRESIDENT AND DIRECTOR
                       (Authorized Signatory)

DATE:  January 22, 1999